Simpson Thacher & Bartlett LLP

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NEW YORK, NY 10017-3954

TELEPHONE: +1-212-455-2000

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VIA EDGAR

October 3, 2016

Re:	LM Ericsson Telephone Company
Form 20-F for Fiscal Year Ended December 31, 2015
Filed April 4, 2016
File No. 0-12033

Daniel Leslie, Esq.

Office of Global Security Risk

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Leslie:

I am writing on behalf of Telefonaktiebolaget LM Ericsson (“Ericsson”) to request that Ericsson be permitted to respond by October 28, 2016 to your letter dated September 29, 2016 regarding the Securities and Exchange Commission Staff’s review of Ericsson’s Form 20-F for the Fiscal Year Ended December 31, 2015 filed on April 4, 2016. Ericsson requests the additional ten business days to permit it to complete the preparation and review of the requested response.

Please do not hesitate to call me at (212) 455-3986 with any questions.

Very truly yours,

/s/ Joshua Ford Bonnie
Joshua Ford Bonnie

cc:	Nina Macpherson